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                               March 3, 2023

       Bin Xue
       Chief Executive Officer
       WEBUY GLOBAL LTD
       18 Tampines Industrial Crescent #04-03
       Space@Tampines
       Singapore 528605

                                                        Re: WEBUY GLOBAL LTD
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted February
17, 2023
                                                            CIK No. 0001946703

       Dear Bin Xue:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Prospectus Summary, page 2

   1. We note your response to prior comment 1 and reissue in part. We note your revised disclosure that you
"are confident that these going concerns regarding [your] ability to continue [your]
business will be resolved over time and after this initial public offering as
                                                        [you] expand [your]
presence in Southeast Asia." Please remove this revised disclosure and explicitly disclose
that your auditors have issued a going concern opinion on your audited financial
statements. Please discuss the uncertainties you face as noted in your auditors opinion and
discuss the consequences should you be unable to obtain additional
 Bin Xue
WEBUY GLOBAL LTD
March 3, 2023
Page 2
      financing.
Principal Shareholders, page 107

2. We note your revisions to the Principal Shareholders table to include 5% or greater shareholders. Please revise the footnotes to this table to identify the natural person(s) with voting and/or investment control over the shares held by each of the entities named in footnotes (1) - (6).
       You may contact Scott Stringer at 202-551-3272 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.



                                                             Sincerely,
FirstName LastNameBin Xue
                                                             Division of
Corporation Finance
Comapany NameWEBUY GLOBAL LTD
                                                             Office of Trade &
Services
March 3, 2023 Page 2
cc:       Mengyi Jason Ye
FirstName LastName